EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, no par value, of Synchrony Financial is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 10, 2016

GENERAL ELECTRIC COMPANY

By:	/s/ Jonas Svedlund
Name: Jonas Svedlund
Title: Attorney-in-fact

POWER HOLDING LLC*

By:	/s/ Mark Mellana
Name: Mark Mellana
Title: Manager

* formerly GE Consumer Finance, Inc.